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                           CIRCLE GROUP INTERNET, INC.
                                1011 Campus Drive
                            Mundelein, Illinois 60060


                                                      Telephone 847-549-6002
                                                      Telecopier 847-549-6146

                                                      September 15, 2000

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Richard K. Wulff, Chief, Office of Small Business Review
             John Reynolds

Re:          Circle Group Internet, Inc. (the "Company")
             Registration Statement on Form SB-2
             File No. 333-83701

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Circle Group Internet, Inc., an Illinois corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement (No. 333-83701) (the "Registration Statement"). The Company has postponed indefinitely its plans to register the shares of its common stock on behalf of its therein named shareholders so as to permit the public resale thereof by such shareholders as contemplated by the Registration Statement.

         The Company filed its Registration Statement in July 1999. Since that time, there have been a number of events, both with respect to the market as a whole, the industry in which the registrant operates and other events specific to the Company that have materially changed the circumstances. Accordingly, the Company believes it is in its best interest to withdraw the Registration Statement at this time. The pursuit of a registration is still in the Company's long term plans. Therefore, on behalf of the Board of Directors of the Company, the Company respectfully requests that the Commission consent to the withdrawal of its Registration Statement.

                                              Sincerely,


                                              /s/ Gregory J. Halpern
                                              -----------------------
                                              Gregory J. Halpern
                                              Chief Executive Officer



cc:    Roxanne K. Beilly, Esq.
       Charles B. Pearlman, Esq.
       Michael Missal, Esq.
       Robert Rosenblum, Esq.